UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          DAEDALUS ENTERPRISES, INC.

                               (Name of Issuer)

                         Common Stock, $.01 par value

                        (Title of Class of Securities)

                                    23371210
                                (CUSIP Number)

                              Charles G. Stanich
                                 P.O. Box 1869
                              300 Parkland Plaza
                           Ann Arbor, Michigan 48106
                                (313)769-5649

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 2, 1990
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D




1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Charles G. Stanich

2  Check The Appropriate Box If A Member Of A Group*               (a) [ ]
                                                                   (b) [ ]

3  SEC Use Only



4  Source of Funds*

   PF

5  Check Box If Disclosure Of Legal Proceedings Is
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   U.S.A.
              7   Sole Voting Power

 Number Of          34,000
  Shares      8   Shared Voting Power
Beneficially
  Owned By           6,226
    Each      9   Sole Dispositive Power
 Reporting
  Person             34,000
   With       10  Shared Dispositive Power

                     6,226
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

           40,226
12 Check Box If The Aggregate Amount In Row (11) Excludes
   Certain Shares*                                                     [ ]

13 Percent Of Class Represented By Amount In Row (11)

         7.2%
14 Type Of Reporting Person*

        IN

Item 1.  Security and Issuer.

         This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Daedalus Enterprises, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is P.O. Box 1869, 300 Parkland Plaza, Ann Arbor, Michigan 48106.

Item 2.  Identity and Background.

         This Statement is filed on behalf of Charles G. Stanich, a citizen of the United States of America. The principal occupation of Mr. Stanich is Vice President-Research and Development and Chief Operating Officer of the Issuer and his business address is the same as the Issuer's. During the last five years, Mr. Stanich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Stanich acquired his shares of Common Stock for cash from his personal funds. The stock options he owns were granted by the Issuer in connection with his employment.

Item 4.  Purpose of Transaction.

         Mr. Stanich acquired the shares of Common Stock he owns for investment purposes. He may acquire additional shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise or may dispose of the shares of Common Stock he holds. Mr. Stanich is currently a member of the Issuer's Board of Directors. He has no other present plans or proposals with respect to the Issuer of the kind set forth under Item 4 of the Schedule 13D Instructions.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Stanich beneficially owns 40,226 shares of Common Stock, constituting approximately 7.2% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Stanich includes 23,000 shares which he has the right to acquire pursuant to employee stock options which are exercisable currently or within the next 60 days.

         (b) Mr. Stanich has sole voting and dispositive power as to 11,000 shares of Common Stock which he owns individually and as to the 23,000 shares which he has the right to acquire pursuant to stock options (when such options are exercised). Mr. Stanich shares voting and dispositive power with respect to 3,526 shares of Common Stock he owns jointly with his spouse and with respect to 2,700 shares he owns jointly with his mother.

         (c) Mr. Stanich has had no transactions in the Common Stock during the past 60 days. His most recent transaction in the Common Stock was his exercise of an option to purchase 7,000 shares at $2.75 per share on March 6, 1996. An option to purchase 50,000 shares at $5.00 per share expired on December 31, 1996.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Stanich has three employee stock options to purchase a total of 33,000 shares of Common Stock. One option (granted under the Issuer's Long Term Incentive Plan) permits him to purchase up to 20,000 shares at $2.25 per share on or before December 10, 2006. One-half of such option is currently exercisable and the remainder becomes exercisable on December 10, 1997. A second option (granted pursuant to the Issuer's 1983 Incentive Stock Option Plan) permits Mr. Stanich to purchase up to 10,000 shares at $4.00 per share on or before June 14, 1998. A third option (granted pursuant to the Issuer's 1983 Incentive Stock Option Plan) permits Mr. Stanich to purchase up to 3,000 shares at $2.75 per share on or before October 20, 1997. The options are not transferable (except by will or the laws of descent and distribution) and will terminate at certain times prior to their expiration in the event of a termination of employment.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 1983 Incentive Stock Option Plan of Daedalus Enterprises, Inc. (filed as exhibit 10.60 to the Issuer's 1994 Form 10-K and incorporated herein by reference)

Exhibit 2 Daedalus Enterprises, Inc. Long-Term Incentive Plan (filed as exhibit 10.610 to the Issuer's 1994 Form 10-K and incorporated herein by reference)

                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 1997


/s/Charles G. Stanich
Charles G. Stanich